August 6, 2009

VIA FACSIMILE AND ELECTRONICALLY VIA EDGAR

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC  20549

Re:	Comment Letter dated July 21, 2009 (“Second Comment Letter”)
Ahern Rentals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 333-128688

Dear Mr. Cash:

This letter is the response of Ahern Rentals, Inc. (the “Company”) to the staff’s request in connection with its comments to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 that Company make certain acknowledgements.

The Company acknowledges that:

•                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any questions or comments you may have about this letter to me at (702) 362-0623 or to Jason Brauser at (503) 294-9607.

Very truly yours,

By: /s/ Howard Brown
Howard Brown

cc:	Kirk Hartle, Ahern Rentals, Inc.
Robert J. Moorman, Stoel Rives LLP
Jason M. Brauser, Stoel Rives LLP
Ethan I. Samson, Stoel Rives LLP